Cedar Creek Mines Ltd.
4170 Still Creek Drive, Suite 200
Burnaby, British Columbia
Canada  V5C 6C6
Tel (604) 320-7877

December 30, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549

Attention:	Tracey L. McNeil, Attorney-Adviser
Division of Corporation Finance

Dear Ms. McNeil:

Re:	Cedar Creek Mines Ltd. (the “Company”)
Request for acceleration of Form S-1 Registration Statement
File # 333-160552

In connection with our filing of amendment number 2 to our Form S-1 registration statement (the “Registration Statement”) via EDGAR on December 7, 2009, we hereby request that the Securities and Exchange Commission (the “Commission”) declare the Company’s Registration Statement effective as of 10:00 a.m. Eastern Standard Time on January 5, 2010.

In connection with our request for acceleration, we acknowledge that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

CEDAR CREEK MINES LTD.
per:

/s/ Guy Brusciano
Guy Brusciano, President & CEO